Exhibit 99.1

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change October 5, 2015
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on October 5, 2015.
Item 4
Summary of Material Change

On October 5, 2015, the Company announced that it had been ordered by the Ministry of Environment and Climate Change (“MOECC”) on September 30, 2015 to temporarily suspend mill operations at the Phoenix Gold Project (the “Project”) to treat elevated ammonia levels, discharge sufficient water from the tailings management facility (“TMF”), and to upgrade the TMF, under specific timelines. The initial order received on September 8, 2015 ordered the Company to commission new interim and permanent ammonia treatment systems for the effluent held in its TMF and discharge a portion of treated effluent. It also ordered the Company to undertake other operational and reporting obligations, including construction upgrades to the TMF. The initial order was amended by the MOECC on September 14, September 18, and September 30, 2015 to allow the Company time to upgrade its facilities in order to discharge treated effluent.

The net effect of the orders issued by the MOECC is to temporarily suspend mill operations and the discharge of mill process wastewater to the TMF until the interim ammonia treatment system can be commissioned and proven effective to the MOECC’s satisfaction. Based upon the current advice of the Company’s engineering consultants, this process is expected to take two-to-four weeks. The Company’s engineering consultants are also reviewing the water balance of the TMF and there is the potential that the required discharge of treated effluent could be significantly lower than 140,000 m3, due to low precipitation during the recent months and other factors. The Company is required to meet its discharge obligations no later than November 30, 2015. The Company announced it will provide additional updates with respect to the progress of its activities.

Item 5
Full Description of Material Change

On October 5, 2015, the Company announced that it had been ordered by the MOECC on September 30, 2015 to temporarily suspend mill operations at the Project to treat elevated ammonia levels, discharge sufficient water from the TMF, and to upgrade the TMF, under specific timelines. The initial order received on September 8, 2015 ordered the Company to commission new interim and permanent ammonia treatment systems for the effluent held in its TMF and discharge a portion of treated effluent. It also ordered the Company to undertake other operational and reporting obligations, including construction upgrades to the TMF. The initial order was amended by the MOECC on September 14, September 18, and September 30, 2015 to allow the Company time to upgrade its facilities in order to discharge treated effluent.

The Company announced that it has been utilizing alternative technologies to address the ammonia levels in the TMF.  The Company has made progress with respect to treating the effluent and believes it can resume mill operations in a timely manner. The Company discharged an initial volume of treated effluent on September 30, 2015.

At the current time, underground development, construction and trial stoping continue uninterrupted.

On September 8, 2015 the MOECC issued a Director’s Order to the Company (the “September 8, 2015 Order”), the key components of which were to require the Company to:

1) Commission and implement a new interim ammonia treatment system so that 140,000 m3 of treated effluent can be discharged from the TMF to the natural environment before November 30, 2015;

2) File an application for the approval of a new permanent ammonia treatment system and have the system installed, commissioned, and operational by April 1, 2016;

3) Construct the North-East Dam, an upgrade to the current TMF, for the Project by November 15, 2015;

4) Undertake other steps to control runoff and ensure that the TMF Maximum Operating Water Level is not exceeded; and

5) Submit a variety of routine monitoring analyses, reports and studies to the MOECC.

The September 8, 2015 Order was amended on two occasions to adjust the date for the commencement of the Item (1) discharge.

On September 30, 2015, a third amending order was issued by the Director, the key components of which were to amend the September 8, 2015 Order to:

1) Allow the Company to commence the discharge of the 140,000 m3 on September

                30, 2015;

2) Require submission of a report by October 9, 2015 containing various updates and engineering opinions; and

3) Suspend the discharge of mill process wastewater to the TMF until the Company can satisfy the MOECC of its progress towards the implementation of ammonia treatment measures.

The net effect of the orders is to temporarily suspend mill operations and the discharge of mill process wastewater to the TMF until the interim ammonia treatment system can be commissioned and proven effective to the MOECC’s satisfaction. Based upon the current advice of the Company’s engineering consultants, this process is expected to take two-to-four weeks. The Company’s engineering consultants are also reviewing the water balance of the TMF and there is the potential that the required discharge of treated effluent could be significantly lower than 140,000 m3, due to low precipitation during the recent months and other factors. The Company is required to meet its discharge obligations no later than November 30, 2015. The Company announced it will provide additional updates with respect to the progress of its activities.

All underground development, construction, and trial stoping activities are continuing during the suspension of mill operations. Mineralized material from trial stoping will be stockpiled on surface in anticipation of the resumption of mill activities. Underground development and construction activities continue and the Company will provide a Project update, including the results of the trial stoping, within the coming weeks.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael Winship Interim President and Chief Executive Officer 416.238.4595
Item 9	Date of Report October 7, 2015